UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934
                Information to be included in statements filed
                   pursuant to Rule 13D-1(A) and Amendments
                    thereto filed pursuant to Rule 13D-2(A)



                               Global Signal Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37944Q 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Randal A. Nardone
                                    Secretary
                      Fortress Registered Investment Trust
                        c/o Fortress Investment Group LLC
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 798-6100
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    COPY TO:
                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                February 14, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   2   of   11     Pages
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           FRIT PINN LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)           (a)  [ ]
                                        (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC/AF
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
     NUMBER OF
                       7     SOLE VOTING POWER
      SHARES                 - 0 -
                   ------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER
                             - 19,162,248 -
     OWNED BY      ------------------------------------------------------------

       EACH            9     SOLE DISPOSITIVE POWER
                             - 0 -
    REPORTING      ------------------------------------------------------------

      PERSON          10     SHARED DISPOSITIVE POWER
                             - 19,162,248 -
       WITH        ------------------------------------------------------------

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 19,162,248 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                           [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           36.7% (based on 52,142,205 shares of common stock outstanding as of February 14, 2005)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------

                                SCHEDULE 13D/A
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   3   of   11     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Fortress Registered Investment Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)           (a)  [ ]
                                        (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC/AF
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF                - 0 -
                   ------------------------------------------------------------
      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 20,306,252* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
     OWNED BY                owned by the reporting person which are exercisable
                             as of or within 60 days of February 14, 2005)
        EACH       ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
     REPORTING               - 0 -

       PERSON      ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
        WITH                 - 20,306,252* -
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 20,306,252 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                      [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.5% (based on 52,142,205 shares of common stock outstanding as of February 14, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of February 14, 2005)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* 19,162,248 shares solely in its capacity as the sole member of FRIT PINN LLC.

                                SCHEDULE 13D/A
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   4   of   11     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           FIG Advisors LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)           (a)  [ ]
                                        (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
                             - 0 -
      SHARES       ------------------------------------------------------------

   BENEFICIALLY        8     SHARED VOTING POWER
                             - 5,137,444 -
     OWNED BY      ------------------------------------------------------------

       EACH            9     SOLE DISPOSITIVE POWER
                             - 0 -
    REPORTING      ------------------------------------------------------------

      PERSON          10     SHARED DISPOSITIVE POWER
                             - 5,137,444 -
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 5,137,444 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  (See Instructions)                                   [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.9% (based on 52,142,205 shares of common stock outstanding as of February 14, 2005)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IA
-------------------------------------------------------------------------------
* Solely in its capacity as the investment advisor of Fortress Pinnacle Investment Fund LLC.

                                SCHEDULE 13D/A
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   5   of   11     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Fortress Investment Fund LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)           (a)  [ ]
                                        (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF                - 0 -
                   ------------------------------------------------------------
      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 20,306,252* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
     OWNED BY                owned by the reporting person which are exercisable
                             as of or within 60 days of February 14, 2005)
       EACH        ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    REPORTING                - 0 -
                   ------------------------------------------------------------
      PERSON
                      10     SHARED DISPOSITIVE POWER
       WITH                  - 20,306,252* -
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 20,306,252 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                      [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.5% (based on 52,142,205 shares of common stock outstanding as of February 14, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of February 14, 2005)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

                                SCHEDULE 13D/A
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   6   of   11     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Fortress Fund MM LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)           (a)  [ ]
                                        (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
                             - 0 -
      SHARES       ------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 20,306,252* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
     OWNED BY                owned by the reporting person which are exercisable
                             as of or within 60 days of February 14, 2005)
       EACH        ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    REPORTING                - 0 -
                   ------------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER
                             - 20,306,252* -
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 20,306,252 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.5% (based on 52,142,205 shares of common stock outstanding as of February 14, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of February 14, 2005)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Investment Fund LLC.

                                  SCHEDULE 13D/A
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   7   of   11     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Fortress Investment Group LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)           (a)  [ ]
                                        (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
      NUMBER OF        7     SOLE VOTING POWER
                             - 0 -
        SHARES      -----------------------------------------------------------
                       8     SHARED VOTING POWER
     BENEFICIALLY            - 25,443,696* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
       OWNED BY              owned by the reporting person which are exercisable
                             as of or within 60 days of February 14, 2005)
         EACH       -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      REPORTING              - 0 -
                    -----------------------------------------------------------
        PERSON        10     SHARED DISPOSITIVE POWER
                             - 25,443,696* -
         WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 25,443,696 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           48.2% (based on 52,142,205 shares of common stock outstanding as of February 14, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of February 14, 2005)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Fund MM LLC and as the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC.

                                SCHEDULE 13D/A
-------------------------------------------------------------------------------
   CUSIP No. 37944Q 10 3                         Page   8   of   11     Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Fortress Investment Holdings LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)           (a)  [ ]
                                        (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not Applicable
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
                             - 0 -
      SHARES       ------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY              - 25,443,696* - (inclusive of 644,000 shares
                             issuable upon exercise of options beneficially
      OWNED BY               owned by the reporting person which are exercisable
                             as of or within 60 days of February 14, 2005)
       EACH        ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    REPORTING                - 0 -
                   ------------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER
                             - 25,443,696* -
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 25,443,696 -
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                           [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           48.2% (based on 52,142,205 shares of common stock outstanding as of February 14, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of February 14, 2005)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
-------------------------------------------------------------------------------
* Solely in its capacity as the sole member of Fortress Investment Group LLC.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 1 (the "Amendment") amends and supplements the
Schedule 13D filed on December 21, 2004 (the "Original Schedule 13D") with the Securities and Exchange Commission by FRIT PINN LLC, Fortress Registered Investment Trust, Fortress Pinnacle Investment Fund LLC, FIG Advisors LLC, Robert H. Gidel, Fortress Investment Fund LLC, Fortress Fund MM LLC, Fortress Investment Group LLC, and Fortress Investment Holdings LLC (the "Filers") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Global Signal Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Original Schedule 13D.

Item 4.   Purpose of the Transaction.

         (a) On February 14, 2005, the Issuer entered into a definitive agreement (the "Sprint Agreement") to lease or operate approximately 6,628 wireless communication towers (the "Towers") and certain related assets for 32 years from Sprint Corporation and certain of its subsidiaries ("Sprint"), for which the Issuer will pay $1.202 billion to Sprint at one economic closing (the "Sprint Closing") as prepaid rent (the "Sprint Transaction").

         Prior to the execution of the Sprint Agreement, the Issuer submitted several bids to Sprint in an auction process conducted by Sprint with respect to the Towers. On August 23, 2004, the Issuer submitted its first bid relating to the Towers. After the first round of bidding, Sprint required that any bidder also provide commitments for the financing necessary to consummate such bidder's proposed transaction with respect to the Towers. On September 10, 2004, the board of directors of the Issuer established a special committee (the "Special Committee") to evaluate and negotiate the equity financing for the Issuer's proposed transaction with respect to the Towers. On September 27, 2004, an affiliate of Fortress Investment Group LLC ("FIG"), in connection with the Issuer's bid for the Towers, submitted a commitment letter addressed to the Issuer to provide up to 50% of the anticipated equity financing for the proposed transaction with respect to the Towers. On November 19, 2004, in connection with the Issuer's submission of a revised bid to Sprint, FIG, on behalf of itself and its affiliates, submitted to the Issuer a commitment letter to provide up to $400 million of equity financing to the Issuer, with the expectation that one or more large institutional investors would also participate. On January 31, 2005, the Issuer submitted a revised bid to Sprint. On February 1, 2005, the Issuer and Sprint entered into an exclusivity agreement in connection with the Sprint Transaction. On February 4, 2005, FIG submitted another commitment letter to the Issuer, as required by the Sprint bidding procedures, pursuant to which certain of its affiliates agreed to provide up to $450 million in equity financing to the Issuer in connection with the Issuer's revised bid for the proposed transaction with Sprint. In connection with the Issuer's successful bid for the Towers and FIG's commitment for equity financing for the Sprint Transaction, the Investors (as defined below) entered into the Investment Agreement (as defined below). In entering into the Investment Agreement, the Investors and the Issuer assumed that the Sprint Transaction will cost approximately $1.25 billion, including all cost and expenses associated to consummate the Sprint Transaction and that the Issuer would raise $850 million in debt and require $400 million of equity to finance. Morgan Stanley Asset Funding Inc. and certain of its affiliates provided financial advice and assistance to the Issuer in connection with the Sprint Transaction.

         On February 3, 2005 the Special Committee engaged Bear, Stearns & Co. Inc. ("Bear Stearns") to assist it in analyzing and evaluating the financing proposal from the Investors and to render an opinion as to the fairness, from a financial point of view, to the Issuer of the terms and price to be paid for the common stock to be issued to the Investors in the financing. On February 7, 2005, Bear Stearns delivered an oral opinion to the Special Committee, confirmed in writing on February 9, 2005, that as of the date of the opinion and based upon and subject to the assumptions made, matters considered, qualifications and limitations set forth in the opinion, the terms and price to be paid to the Issuer for the Issuer's common stock issued to the Investors in connection with the Sprint Transaction were fair from a financial point of view to the Issuer. The foregoing summary of Bear Stearns' opinion is qualified in its entirety by reference to the full text of the opinion. On February 7, 2005, the Special Committee determined that it was advisable, desirable and in the best interests of the Issuer and all of its stockholders that the Issuer's board of directors approve and authorize the Investment Agreement and the other transactions contemplated thereby. The Issuer's board of directors subsequently approved the Investment Agreement and determined that consummation of the transactions contemplated by the Investment Agreement were advisable and in the best interests of the Issuer and all of its stockholders.

         On February 14, 2005, in connection with the execution of the Sprint Agreement, the Issuer entered into an Investment Agreement (the "Investment Agreement") with (i) Fortress Investment Fund II LLC ("FIF II"), (ii) Abrams Capital Partners II, L.P., a Delaware limited partnership, Abrams Capital Partners I, L.P., a Delaware limited partnership, Whitecrest Partners, L.P., a Delaware limited partnership, Abrams Capital International, LTD, a Cayman Island limited liability company and Riva Capital Partners, L.P., a Delaware limited partnership (collectively, "Abrams"), and (iii) Greenhill Capital Partners, L.P., a Delaware limited partnership, Greenhill Capital Partners (Executive), L.P., a Delaware limited partnership, Greenhill Capital, L.P., a Delaware limited partnership, Greenhill Capital Partners (Cayman), L.P., a Cayman Islands limited partnership, Greenhill Capital Partners (Employees) II, L.P., a Delaware limited partnership ("Greenhill" and together with FIF II and Abrams, collectively, the "Investors").

         Pursuant to the Investment Agreement, the Investors committed to purchase, at the Sprint Closing, up to $500 million of the Issuer's common stock, par value $0.01 per share ("Common Stock"), at a price of $25.50 per share. Prior to the Sprint Closing, the $500 million aggregate commitment from the Investors will automatically be reduced by (i) the amount of net proceeds received by the Issuer from any offering of its equity securities prior to such date, and (ii) the amount equal to any borrowings in excess of $750 million outstanding under any credit facility or similar agreements provided to the Issuer in connection with the Sprint Transaction. However, the Investors' aggregate commitment cannot be reduced below $250 million. Pursuant to the terms of the Investment Agreement, each of FIF II, Abrams and Greenhill shall purchase such number of shares of Common Stock equal to 48%, 32% and 20%, respectively, of the total number of shares of Common Stock to be purchased under the Investment Agreement. The purchase of the shares by the Investors is conditioned upon the Sprint Closing and will close simultaneously with the Sprint Closing. In the event an Investor fails to purchase the shares of Common Stock it is obligated to purchase, the other Investors have the right, but not the obligation, to purchase such shares. This issuance of these securities will be made pursuant to an exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended.

         If the Issuer does not complete an offering of its equity securities prior to the Sprint Closing, the Investors will issue to the Issuer, at the closing of the Investment Agreement, a one-time option to purchase from the Investors such number of shares of Common Stock having a value equal to the difference between the total consideration paid by the Investors for the Common Stock at the Sprint Closing and $250 million. This option will be issued by the Investors pursuant to an Option Agreement among the Investors and the Issuer. Pursuant to the

Option Agreement, the Issuer will purchase the shares at a price per share of $26.50. The option is immediately vested upon issuance at the closing and will expire six months and one day after the Sprint Closing date. If the Issuer exercises the option, it will purchase shares from each Investor in proportion to such Investor's participation in the Investment Agreement set forth above. In the event that the Issuer completes an offering of its equity securities prior to the Sprint Closing, the Issuer will not be entitled to this option and no option will be issued by the Investors. The option is non-transferable.

         The Investment Agreement is filed hereto as Exhibit 1.1, the Option Agreement is filed hereto as Exhibit 1.2 and each is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

                  See Item 4 above.

Item 7.     Material to be Filed as Exhibits.

Exhibit         Description

 1.1 Investment Agreement, dated as of February 14, 2005, by and among Global Signal Inc., Fortress Investment Fund II LLC, Abrams Capital Partners II, L.P., Abrams Capital Partners I, L.P., Whitecrest Partners, L.P., Abrams Capital International, LTD, Riva Capital Partners, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executives), L.P., Greenhill Capital, L.P., and Greenhill Capital Partners (Employees) II, L.P.

 1.2 Form of Option Agreement by and among Global Signal Inc., Fortress Investment Fund II LLC, Abrams Capital Partners II, L.P., Abrams Capital Partners I, L.P., Whitecrest Partners, L.P., Abrams Capital International, LTD, Riva Capital Partners, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executives), L.P., Greenhill Capital, L.P., and Greenhill Capital Partners (Employees) II, L.P.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                                        FIG ADVISORS LLC


                                        By: /s/ Randal A. Nardone
                                           ----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer of
                                            Fortress Investment Group LLC,
                                            managing member of FIG Advisors LLC

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                                        FRIT PINN LLC


                                        By: /s/ Randal A. Nardone
                                           ----------------------------------
                                            Randal A. Nardone
                                            as Vice President and Secretary

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2005

                                        FORTRESS REGISTERED INVESTMENT TRUST


                                        By: /s/ Randal A. Nardone
                                           ----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer
                                            and Secretary

                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2005

                                        FORTRESS INVESTMENT FUND LLC


                                        By: /s/ Randal A. Nardone
                                           ----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer
                                            and Secretary of Fortress
                                            Fund MM LLC, managing member of
                                            Fortress Investment Fund LLC

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                                        FORTRESS FUND MM LLC


                                        By: /s/ Randal A. Nardone
                                           ----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer
                                            and Secretary

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                                        FORTRESS INVESTMENT GROUP LLC


                                        By: /s/ Randal A. Nardone
                                           ----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                                        FORTRESS INVESTMENT HOLDINGS LLC


                                        By: /s/ Randal A. Nardone
                                           ----------------------------------
                                            Randal A. Nardone
                                            As Manager